As filed with the Securities and Exchange Commission on August 4, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

POWERWAVE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	11-2723423 (I.R.S. Employer Identification No.)

1801 E. St. Andrew Place, Santa Ana, California 92705

(714) 466-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce C. Edwards

President and Chief Executive Officer

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, California 92705

(714) 466-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick E. Yocca, Esq.

Mark L. Skaist, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee

1.25% Convertible Subordinated Notes Due 2008	$130,000,000		100	% (1)	$130,000,000	(1)	$10,517

Common Stock, $.0001 par value per share	12,392,757	(2)	—	(2)	—	(2)	—	(3)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(i) under the Securities Act.
(2)	Represents the number of shares of common stock initially issuable upon conversion of the Notes registered hereby. For purposes of estimating the number of shares of common stock to be included in this registration statement upon conversion of the Notes, we calculated the number of shares of common stock issuable upon conversion of the Notes at a conversion rate of approximately 95.3289 shares per $1,000 principal amount of the Notes. In addition to the shares of common stock set forth in the table above, pursuant to Rule 416 under the Securities Act, we are registering an indeterminate number of shares of common stock issuable upon conversion of the Notes in connection with stock splits, stock dividends, recapitalizations or similar events.
(3)	No additional consideration will be received for the common stock. Therefore, no registration fee is required with respect to the shares of common stock issuable upon conversion of the Notes pursuant to Rule 457(i) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

POWERWAVE TECHNOLOGIES, INC.

$130,000,000

1.25% Convertible Subordinated Notes Due 2008 and

Common Stock Issuable Upon Conversion of the Notes

We issued the Notes in a private placement on July 18, 2003. This prospectus will be used by selling securityholders to resell their Notes and the common stock issuable upon conversion of their Notes. We will not receive any proceeds from this offering.

The Notes are initially convertible at a conversion price of $10.49 per share, which is equal to a conversion rate of approximately 95.3289 shares per each $1,000 principal amount of Notes, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances, we may redeem the Notes at our election or at the election of the holders of the Notes. You can find a more extensive description of the Notes beginning on page 28.

The Notes will bear interest at a rate of 1.25% per annum. We will pay interest on the Notes on July 15 and January 15 of each year, beginning on January 15, 2004. The Notes will mature on July 15, 2008. The Notes are our general unsecured obligations and are subordinate in right of payment to all of our existing and future senior indebtedness and effectively subordinated to all liabilities of our subsidiaries.

The Notes issued in the private placement are eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc. The Notes sold using this prospectus, however, will no longer be eligible for trading in The PORTALSM Market. We do not intend to list the Notes on any other national securities exchange or automated quoting system.

Our common stock is traded on the Nasdaq National Market under the symbol “PWAV.” On July 31, 2003, the last reported sale price for the common stock on the Nasdaq National Market was $7.70 per share.

Investing in the Notes and our common stock issuable upon conversion of the Notes involves certain risks. See “ Risk Factors” beginning on page 7 to read about the risks you should consider carefully before purchasing these securities.

The information in this prospectus is not complete and may be changed. These securities may not be resold until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Notes or the common stock issuable upon conversion of the Notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the Notes or the shares of common stock issuable upon conversion of the Notes are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the Notes or the common stock issuable upon conversion of the Notes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements as defined within Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to revenue, revenue composition, demand and pricing trends, future expense levels, competition in our industry, trends in average selling prices and gross margins, the transfer of certain manufacturing operations to contract manufacturers, product and infrastructure development, market demand and acceptance, the timing of and demand for 3G products, customer relationships, employee relations, plans and predictions for acquired companies and assets, future acquisition plans, restructuring charges, the incurrence of debt, and the level of expected capital and research and development expenditures. Such forward-looking statements are based on the beliefs of, estimates made by, and information currently available to Powerwave’s management and are subject to certain risks, uncertainties and assumptions. Any other statements contained herein (including without limitation statements to the effect that Powerwave or management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “may,” “will,” “could,” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. The actual results of Powerwave may vary materially from those expected or anticipated in these forward-looking statements. The realization of such forward-looking statements may be impacted by certain important unanticipated factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Because of these and other factors that may affect our operating results, past performance should not be considered as an indicator of future performance, and investors should not use historical results to anticipate results or trends in future periods. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers should carefully review the risk factors described in this and other documents that we file from time to time with the Securities and Exchange Commission (“SEC”), including subsequent Current Reports on From 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

SUMMARY

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our” or “Powerwave” refers to Powerwave Technologies, Inc. and its subsidiaries. The following summary contains basic information about us and this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents incorporated by reference herein.

Our Company

We design, manufacture and market ultra-linear radio frequency (“RF”) power amplifiers for use in the wireless communications market. RF power amplifiers are key components of wireless communications networks that increase the signal strength of wireless transmissions from the base station to the handset while reducing interference, or “noise.” Less noise enables wireless service providers to deliver clearer call connections and reduces the number of interrupted or dropped calls.

Our products primarily consist of single and multi-carrier RF power amplifiers that operate within a variety of frequency ranges and support multiple transmission protocols. Single carrier RF power amplifiers (“SCPA”) typically amplify a specific radio channel. Multi-carrier RF power amplifiers (“MCPA”) are capable of amplifying several radio channels at one time by integrating the functions of several SCPA units and cavity filters within a single MCPA unit. Powerwave’s products are currently being utilized in wireless networks operating in the 800-1000 megahertz (MHz), 1800-2000 MHz and over 2000 MHz frequency ranges. Our products support a wide range of transmission protocols including analog protocols such as AMPS and TACS and digital protocols such as CDMA, TDMA, GSM and GSM-Edge. We also have developed and introduced RF power amplifiers for third generation (“3G”) transmission protocols such as UMTS, W-CDMA and cdma2000.

We sell our products, both directly and indirectly, to customers worldwide including a variety of wireless original equipment manufacturers, such as LM Ericsson Telephone Company (“Ericsson”), LG Information & Communications, Ltd. (“LGIC”), Lucent Technologies, Inc. (“Lucent”), Motorola Corporation (“Motorola”), Nokia Telecommunications, Inc. (“Nokia”), Nortel Networks Corporation (“Nortel”) and Samsung Electronics Co. Ltd. (“Samsung”). We also sell our products, both directly and indirectly, to operators of wireless networks, such as ALLTEL Corporation, AT&T Wireless Services (“AT&T Wireless”), Cingular Wireless and Verizon Wireless.

Our strategy is to become the leading supplier of advanced RF power amplifier solutions to the wireless communications industry and includes the following key elements:

•	providing leading technology to the RF power amplifier industry through research and development that continues to improve our products’ technical performance and establishes new levels of technical performance for the industry;

•	utilizing our research and development efforts to raise our productivity and to lower our product costs;

•	leveraging our position as a leading supplier of both single carrier and multi-carrier RF power amplifiers to increase our market share and expand our relationships with our existing customers;

•	continuing to expand our customer base of wireless network OEMs and leading wireless network operators; and

•	maintaining our focus on the quality, reliability and manufacturability of our RF power amplifier products.

We were incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed our name to Powerwave Technologies, Inc. in June 1996. Our main offices are located at 1801 E. St. Andrew Place, Santa Ana, California 92705, and our phone number is (714) 466-1000. More comprehensive information about us and our products is available through our worldwide web site at www.powerwave.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

Recent Developments

On July 10, 2003, we completed our acquisition of certain assets and liabilities of Ericsson Amplifier Technologies, Inc. (“AMT”) pursuant to an asset purchase agreement with AMT, Microwave Power Devices, Inc. and Ericsson AB (“Ericsson AB”) dated as of June 12, 2003. Under the asset purchase agreement, we purchased selected assets of AMT, including certain inventories, equipment and real estate. We also assumed certain warranty obligations of AMT and made offers of employment to a limited number of employees of AMT as part of the purchase. In connection with the asset purchase, we also entered into an agreement to become a supplier of certain 2.1 GHz W-CDMA RF power amplifiers to Ericsson AB. The cash purchase price of the acquisition was $9,820,400 and was paid on July 10, 2003.

On July 10, 2003, we announced our earnings for the quarter ended June 29, 2003. Our results for the three and six month periods ending June 29, 2003 reflect a significant reduction in revenue as compared to the same periods in fiscal 2002, primarily due to the continued economic downturn that has significantly impacted demand in the wireless infrastructure industry. The following discussion includes excerpts from our earnings release. These results do not reflect the offering of the Notes or the consummation of the Ericsson transactions. For more information, see our earnings release furnished to the SEC on Form 8-K on July 10, 2003.

For the quarter ended June 29, 2003, our net sales were $51.5 million, compared with second quarter fiscal 2002 revenues of $113.4 million. In addition, we reported a second quarter net loss of $15.2 million, or a basic loss per share of 23 cents for our fiscal second quarter, compared with net income of $4.4 million, or a diluted earnings per share of 7 cents for the prior year period. The second quarter 2003 loss includes $9.9 million of restructuring and impairment charges, discussed below, related primarily to the restructuring of our manufacturing operations and certain product and technology transitions.

For the first six months of fiscal 2003, we reported total net sales of $103.7 million compared with $217.5 million for the first six months of fiscal 2002. We also reported a total net loss for the first six months of fiscal 2003 of $25.8 million, or a basic loss per share of 39 cents, compared with net income of $7.1 million, or a diluted earnings per share of 11 cents for the first six months of fiscal 2002. The results for the first six months of fiscal year 2003 include $14.8 million of restructuring and impairment charges.

At June 29, 2003, we had total cash and cash equivalents of approximately $160.2 million, which is a decrease of $2.4 million from our cash and cash equivalents balance at December 29, 2002. Our total assets at June 29, 2003 were approximately $340.7 million with net inventories of $26.5 million and net accounts receivable of $37.9 million.

The following table summarizes our operations for the three months ended June 29, 2003 and June 30, 2002.

	Three Months Ended
	June 29, 2003	June 30, 2002
	(in thousands, except per share data)
Net sales	$51,509	$113,368
Operating income (loss)	(25,060)	5,521
Net income (loss)	(15,237)	4,377
Basic earnings (loss) per share	$(0.23)	$0.07
Diluted earnings (loss) per share	$(0.23)	$0.07

During the second quarter of 2003, we accelerated the restructuring of our manufacturing operations to outsource the majority of our production to contract manufacturers located in Asia in an effort to further reduce our operating cost structure and enable us to be more competitive. In addition, we accelerated the timing of technology transitions and new product introductions due to our transition to outsourced manufacturing and the continued economic downturn that has significantly impacted demand in the wireless infrastructure industry. As a result, we recorded approximately $9.9 million of restructuring and impairment charges for the second quarter ended June 29, 2003. These charges included cash restructuring charges of approximately $3.6 million related primarily to severance payments made during the quarter in connection with a reduction to our work force of approximately 450 employees. The remaining non-cash impairment charges of approximately $6.3 million related to a $3.2 million write-down of excess manufacturing and test equipment that is being held for sale and a $3.1 million write down of certain product/technology and customer related intangibles, the value of which was impaired by the technology and product transitions that occurred during the quarter. These restructuring and impairment charges have been recorded in cost of sales or operating expenses based upon the job classification of the impacted employees or the character of the underlying assets. Of the total $9.9 million restructuring and impairment charges recorded during the second quarter, approximately $7.6 million was recorded within cost of sales and approximately $2.3 million was recorded within operating expenses. We currently expect to incur additional restructuring charges in the range of $1 million to $3 million during the second half of fiscal year 2003 as we complete the execution of the remainder of our restructuring plan.

The Offering

Securities Offered	$130,000,000 aggregate principal amount of 1.25% Convertible Subordinated Notes Due 2008, plus 12,392,757 shares of our common stock issuable upon conversion of the Notes.

Maturity	July 15, 2008.

Interest Payment Dates	July 15 and January 15, beginning on January 15, 2004.

Subordination

The Notes will be our general unsecured obligations and will be subordinate in right of payment to all of our existing and future senior indebtedness and effectively subordinated to all indebtedness and liabilities of our subsidiaries. As of June 29, 2003, we had $600,000 of senior indebtedness outstanding, which consists entirely of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies, to which the Notes are subordinated. We will not be restricted under the indenture from incurring senior debt or other additional indebtedness.

Conversion Rights

Holders may convert some or all of their outstanding Notes, unless previously purchased by us, into shares of our common stock, at any time prior to the close of business on the maturity date at the conversion price per share of $10.49. This represents a conversion rate of approximately 95.3289 shares of common stock per $1,000 principal amount of Notes. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash payment representing accrued and unpaid interest.

Optional Redemption

Prior to July 22, 2007, we cannot redeem the Notes at our option. Beginning on July 22, 2007, we may redeem some or all of the Notes at any time if the last reported sale price of our common stock is at least 130% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of redemption, payable in cash.

Repurchase at Option of Holders upon a Change in Control

Upon a change in control, you will have the right to require us to repurchase your Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

Registration Rights

Pursuant to a registration rights agreement with the initial purchaser, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the Notes and our common stock issuable upon conversion of the Notes.

Use of Proceeds	We will not receive any of the proceeds of the resale of the Notes by the selling securityholders or the common stock into which the Notes may be converted.

RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, results of operations or financial condition could suffer, and the trading price of our common stock could decline which could also affect the value of the Notes.

Risks Related to Our Business

Our future operating results may be impacted by a number of factors that could cause our actual results to differ materially from those stated in this prospectus and should be reviewed in their entirety when analyzing our business. These factors include the following:

•	the ability to add new customers to reduce our dependence on any one customer;

•	the ability to maintain our existing customers;

•	the ability to timely develop and produce commercially viable products at competitive prices;

•	industry specific factors, including the current slowdown in the demand for wireless communications and RF power amplifiers;

•	our ability to efficiently and cost effectively complete our restructuring plan to outsource the majority of our production to contract manufacturers;

•	the impact of any reduction in demand for our products;

•	the availability and cost of components;

•	the ability to manage expense levels given reductions in demand;

•	the ability to increase demand for our products from major wireless infrastructure original equipment manufacturers, or OEMs;

•	the ability to design and produce products which meet the quality standards and price targets of both our existing and potential customers;

•	the ability to transition production of our products to contract manufacturers;

•	the ability to effectively manage contract manufacturers that produce our products;

•	the ability to ramp-up production of new products in both a timely and cost effective manner;

•	the ability to accurately anticipate customer demand;

•	the ability to finance our activities and maintain our financial liquidity;

•	the ability of our products to operate and be compatible with various OEMs’ base station equipment;

•	the ability to manage future product repairs; and

•	worldwide and regional economic, political and health factors, including the current worldwide economic recession, the war in Iraq, tensions in the Middle East and North Korea, and the SARS epidemic in Asia.

We rely upon a few customers for a significant amount of our revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition.

We sell most of our products to a small number of customers, and we expect that this will continue. We believe that our future success depends upon our ability to broaden our customer base and maintain relationships with major wireless OEMs, such as Ericsson, LGIC, Lucent, Motorola, Nokia, Nortel and Samsung, as well as major operators of wireless networks, such as ALLTEL Corporation, AT&T Wireless, Cingular Wireless and Verizon Wireless. Our dependence on a small number of major customers exposes us to numerous risks, including:

•	slowdowns or delays in deployment of wireless networks that reduce customer demand for our products;

•	changes in customer forecasts and demand;

•	customers leveraging their buying power to change the terms of pricing, payment and product delivery schedules;

•	direct competition should a customer decide to manufacture or increase its current level of RF power amplifier manufacturing; and

•	concentration of accounts receivable credit risk.

For the fiscal quarter ended June 29, 2003, our largest customer, Nortel, accounted for approximately 57% of our net sales, or $29.3 million. For fiscal 2002, Nortel accounted for approximately 49% of our revenues. For the second quarter ended June 29, 2003, AT&T Wireless and Nokia each accounted for 10% or more of our net sales. During the first six months of fiscal 2003, a number of major OEMs made announcements lowering their expectations for total wireless infrastructure demand for fiscal 2003 due to lower than anticipated capital spending plans by major wireless network operators. As a result, we have experienced decreased revenues during the first six months of fiscal 2003. If these forecasted reductions in overall market demand continue to result in significant reductions in future demand for our products, our business, results of operations and financial condition will be negatively impacted. In addition, several of our major OEM customers continue to experience poor financial performance that has resulted in downgrades of their credit worthiness by outside credit rating agencies and significant reductions in their common stock price and overall market value. While we perform ongoing credit evaluations and have not experienced any significant payment delays from these customers, further reductions in their financial liquidity could result in future payment delays and/or the declaration of bankruptcy causing the non-payment of their accounts receivable, which in turn, would have a material adverse effect on our business, results of operations, financial condition and liquidity.

There are several examples of the risks related to our customer and industry concentration levels. During 2001, we experienced an overall reduction in revenue of $147.1 million from our 2000 revenue levels, $80.0 million of which related to a single customer, Nortel, as a result of an industry-wide reduction in demand during fiscal year 2001. During 1998, we had a significant geographic customer concentration in South Korea, which experienced an economic and financial crisis. In addition, many of our customers, including Nortel, provide minimal lead-time prior to the release of their purchase orders and have non-binding commitments to purchase from us. It is therefore difficult for us to predict our future sales. If these customers reduce their demand for our products, our business would be adversely affected.

We have experienced significant reductions in network operator demand. In addition, we have experienced significant delays in demand for Wideband Code Division Multiple Access (“W-CDMA”), or 3G, based products due to what we believe is the high projected capital cost of building such networks and market concerns regarding the inoperability of such network protocols. In combination with these market issues, a majority of wireless network operators have reduced their capital spending plans in order to improve their overall cash flow. The continuation of these various reductions in demand for our products will have a material adverse effect on our business, results of operations and financial condition in the future.

We believe that continued purchases of our products by OEMs is dependent upon many factors, including the OEMs’ view of utilizing third party suppliers of RF power amplifiers. During the third quarter of 2001, Lucent announced that it had sold its internal power amplifier group to a new private entity called Celiant Corporation, which was subsequently acquired during the second quarter of 2002 by Andrew Corporation, a competitor of ours. Any shift in demand by an OEM away from utilizing third party suppliers of RF amplifiers, or in purchasing their RF amplifiers from third party suppliers other than us, could have a negative impact on our business, results of operations and financial condition.

Since OEM purchasers are influenced by their current view of wireless infrastructure deployments, orders for our products could also be significantly reduced due to delays in such deployments. A number of factors may cause delays in wireless infrastructure deployments, including the following factors:

•	economic slowdowns or political turmoil in the wireless operator’s operating region;

•	the inability of wireless network operators to fund infrastructure deployment plans;

•	reductions in spending on Time Division Multiple Access (“TDMA”) networks due to planned conversions to Global System for Mobile Communication (“GSM”) or other protocol based networks;

•	decisions to delay or eliminate spending on W-CDMA or 3G based networks due to the high projected capital cost of building such networks and market concerns regarding the inoperability of such network protocols;

•	the desire of wireless network operators to reduce capital spending in order to preserve cash;

•	delays in government approvals required for system deployment;

•	reduced subscriber demand for wireless services;

•	high prices for new spectrum licenses;

•	increased competition and bidding between OEMs for infrastructure contracts; and

•	delays in the development and delivery of telephone handsets and base station equipment that are compatible with new wireless protocols.

In addition, from time to time, OEMs may purchase products from us in large quantities over a short period of time, which may cause demand for our products to change rapidly. Due to these and other uncertainties associated with wireless infrastructure deployments and OEMs’ purchasing strategies, we may experience significant fluctuations in demand from our OEM customers. Such fluctuations could cause a significant increase in demand that could exceed our production capacity, or the production capacity of our contract manufacturers, and could negatively impact our ability to meet customers’ demands as well as potentially impact product quality. Alternatively, such fluctuations could cause a significant reduction in revenues, which could have a material adverse effect on our business, results of operations and financial condition. We cannot guarantee that a major customer will not reduce, delay or eliminate purchases from us, which could also have a material effect on our business, results of operations and financial condition.

We have experienced, and will continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Our quarterly results can fluctuate due to a number of factors, including:

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;

•	variations in manufacturing costs, capacities and efficiencies;

•	high fixed expenses that increase operating expenses, especially during a quarter with a sales shortfall;

•	capacity and production constraints, including constraints associated with contract manufacturers and single-source component suppliers;

•	changes in a network operator’s transmission protocol;

•	delays in qualification of new products or redesigns by our customers;

•	product failures and associated in-field service support costs;

•	changes in the mix of products having differing gross margins;

•	competitive factors, including pricing, availability and demand for competing amplification products;

•	cancellations or reductions of customer orders and shipments due to economic slowdowns in the customer’s operating regions;

•	cancellations or rescheduling of customer orders and shipments caused by changes in demand or deployment schedules by the customer;

•	warranty expenses;

•	the availability and cost of components;

•	the timing, availability and sale of new products by us or our competitors;

•	changes in average sales prices;

•	long sales cycles associated with our products;

•	variations in product development and other operating expenses; and

•	discounts given to certain customers for large volume purchases.

On occasion, we have generated a large percentage of our revenues in the last month of a quarter. Since we attempt to ship products quickly after we receive orders, we may not always have a significant backlog of unfilled orders at the start of each quarter and we may be required to book a substantial portion of our orders during the quarter in which they ship. Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty. We cannot guarantee that such orders will actually be shipped or that such orders will not be cancelled in the future. As a result, we may not be able to accurately predict our quarterly sales. Because our expense levels are partially based on our expectations of future sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would likely have a material and adverse effect on our business, results of operations and financial condition.

Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. We cannot guarantee that our results of operations will not be similarly adversely affected in the future. In spite of these limitations, we, along with our contract manufacturers, maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If customers purchase less than the forecasted amounts or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be the inventory or manufacturing capacity to fill their orders. Either situation could have a material adverse effect on our business, results of operations, financial condition and future business with such customers.

Due to these and other factors, our past results are not reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of public market analysis investors. In either case, the price of our common stock could be materially adversely affected.

Our average sales prices have declined, and we anticipate that the average sales prices for our products will continue to decline and negatively impact our gross profit margins.

Wireless service providers are placing increasing price pressure on wireless infrastructure manufacturers, which in turn, has resulted in downward pricing pressure on our products with certain competitors aggressively reducing prices in an effort to increase their market share. Fierce competition among third-party suppliers has also increased the downward price pressure on our products. Since wireless infrastructure manufacturers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we know how, or if, we can obtain such cost reductions. In addition, average sales prices are affected by price discounts negotiated without firm orders for large volume purchases by certain customers. To offset declining average sales prices, we must reduce manufacturing costs and ultimately develop new products with lower costs or higher average sales prices. If we cannot achieve such cost reductions or product improvements, our gross margins will continue to decline.

Our success is tied to the growth of the wireless services market, and if there is a slower than expected increase in the size of this market, future sales of our products could be negatively impacted.

Almost all of our revenues come from the sale of RF power amplifiers for wireless communications networks. Our future success depends to a considerable extent upon the continued growth and increased availability of wireless communications services. Wireless communications services may not grow and create demand for our products. In addition, as experienced during fiscal 2002 and the first six months of fiscal 2003, wireless network operators may decide to continue to reduce or delay capital spending on wireless networks in order to preserve their operating cash and improve their balance sheets, which would have an adverse effect on our business, results of operations and financial condition.

We believe that growth in the use of wireless communications services depends, in part, on lowering the cost per subscriber by reducing the costs of the infrastructure capital equipment and thereby enabling reductions in wireless service pricing. Although FCC regulations require local phone companies to reduce the rates charged to wireless carriers for connection to their wireline networks, wireless service rates will probably remain higher than rates charged by traditional wireline companies. Alternatively, if wireless service rates fall too far, wireless network operators may not be able to maintain profitable operations and, therefore, may be forced to further reduce future spending on wireless infrastructure, which in turn, would have an adverse effect on our business, results of operations and financial condition.

The expansion of wireless communications services depends on developed countries, such as the United States, continuing to allow deployment of new networks and upgrades to existing networks, and on less developed countries deploying wireless communications networks. Our performance could be negatively impacted by any of the following risks:

•	failure of local governments or foreign countries to allow construction of new wireless communications systems;

•	termination or delays by local governments or foreign countries of existing construction of wireless communications systems;

•	imposition of moratoriums by local governments or foreign countries on building new base stations for existing wireless communications systems; and

•	disfavor of wireless communications systems by foreign authorities due to environmental concerns, political unrest, economic downturns, favorable prices for other communications services or delays in implementing wireless communications systems.

Our reliance on contract manufacturers to produce our products subjects us to various risks which could adversely affect our business, results of operations and financial condition.

In the fourth quarter of fiscal 2002, we announced that we were utilizing Celestica Corporation (“Celestica”) to supply both subassemblies and complete product builds from one of its facilities in China. This was the first time that we had outsourced a complete product build to a contract manufacturer. We announced in the second quarter of 2003 that we were accelerating our efforts to outsource a significantly higher percentage of our production to contract manufacturers in Asia in order to further reduce our operating cost structure. Our ability to successfully transition and outsource the majority of production of our products to contract manufacturers depends upon numerous factors, which include our ability to:

•	manage, motivate and retain “impacted” employees during the transition;

•	maintain positive employee relations with our remaining U.S. workforce;

•	maintain pricing leverage with our existing supplier base;

•	develop additional suppliers to support our offshore contract manufacturers;

•	design products which our contract manufacturers can effectively manufacture and timely resolve any quality issues;

•	provide our offshore contract manufacturers with product volumes that are stable and sufficient enough to achieve adequate cost savings;

•	obtain customer acceptance and qualification of the products that are manufactured by our offshore contract manufacturers within a reasonable time frame;

•	develop efficient and cost effective methods to transport products produced offshore to our customers; and

•	minimize the risk of product damage or loss in transport from Asia to our customers’ locations.

If we are unable to successfully transition selected products to offshore contract manufacturers, our supply chain may be disrupted and the cost, quality and availability of our products could be negatively impacted. Any delays in the ramp-up of our production lines in Asia, or any delays in the qualification by our customers of the Asia facilities and the products produced there, could cause us to miss customer agreed product delivery dates. Similarly, the inability of our contract manufacturers to meet production schedules or produce products in accordance with the quality and performance standards established by us or our customers could also cause us to miss customer agreed product delivery dates. Any failure to meet customer agreed delivery dates could result in lost revenues due to customer cancellations, as well as potential financial penalties payable by us to our customers if they incur excess costs due solely to delays by Powerwave. Additionally, if any delays occur, we may be required to spend additional sums to expedite products or production schedules, which could create additional expenses for Powerwave. Any such loss of revenue or additional unanticipated expenses could have a material adverse effect on our business, results of operations and financial condition.

As a result of outsourcing the majority of our production to contract manufacturers, the cost, quality, performance and availability of our offshore contract manufacturing operations are, and will continue to be, essential to the successful production and sale of our products. If our contract manufacturers are unable to timely respond to changes in market demand, we may be unable to produce enough product to respond to sudden increases in demand resulting in lost revenues, or alternatively, in the case of sudden decreases in demand, we may be liable for excess or obsolete inventory or cancellation charges resulting from contractual purchase commitments with our contract manufacturers. For example, pursuant to our agreement with Celestica, we provide rolling forecasts of our requirements for planning purposes. A portion of the rolling forecast is binding upon us. Additionally, we are committed to accept delivery on the forecasted terms for a portion of the rolling forecast. Cancellations of orders or changes to the forecasts provided to Celestica may result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from other suppliers and subcontractors that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material. If we are unable to manage the costs, product quality or performance of our contract manufacturers, our business, results of operations and financial condition could be adversely affected.

We depend on single sources or limited sources for key components and products, and a failure by any of these sources to provide components or products of sufficient quality and quantity, on a timely basis, would cause us to delay product shipments, which could result in delayed or lost revenues, potential financial penalties for late deliveries, and customer dissatisfaction.

A number of the parts used in our products are available from only one or a limited number of outside suppliers due to unique component designs as well as certain quality and performance requirements. To take advantage of volume pricing discounts, we, along with our contract manufacturers, also purchase certain customized components from single or limited sources. We have experienced, and expect to continue to experience, shortages of single-sourced and limited-sourced components. Shortages have compelled us to adjust our product designs and production schedules and have caused us to miss customer requested delivery dates. If single-sourced or limited-sourced components become unavailable in sufficient quantities in the desired time periods, are discontinued or are available only on unsatisfactory terms, we would be required to purchase comparable components from other sources and “retune” our products to function with the replacement components, or we may be required to redesign our products to use other components, either of which could delay production and delivery of our products. If production and delivery of our products are delayed due to the unavailability of single-sourced or limited-sourced components such that we do not meet the agreed upon delivery dates of our customers, such delays could result in lost revenues due to customer cancellations, as well as potential financial penalties payable to our customers if they incur excess costs due solely to delays by Powerwave. Any such loss of revenue or financial penalties could have a material adverse effect on our business, results of operations and financial condition.

Similarly, if we are unable to obtain cargo space or secure delivery of single-sourced or limited-sourced components or products due to labor strikes, lockouts, work slowdowns or work stoppages by longshoremen, dock workers, truck drivers, airline pilots and other transportation industry workers, our transportation costs could increase due to the utilization of alternative transportation methods or our delivery of products could be adversely delayed. Any prolonged work slowdowns or future lockouts similar to the one experienced in fiscal 2002 on the West Coast of the United States could cause our transportation costs or transit times to significantly increase due to an increased demand for air transportation of cargo. In addition, products built in Asia for export to other countries require air or ocean transport. These transportation costs would escalate if there were a shortage of air or ocean cargo space. Any significant increase in transportation costs could have a material adverse effect on our business, results of operations and financial condition.

Our reliance on certain single-sourced and limited-sourced components and products also exposes us to quality control issues if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements. A failure in a single-sourced or limited-sourced component or product could force us to repair or replace a product utilizing replacement components. Such a requirement could have a material adverse effect on our business, results of operations and financial condition. In addition, if we cannot obtain comparable replacements or effectively retune or redesign our products, there could be a material adverse effect on our business, results of operations and financial condition.

As a result of our reliance on certain single-sourced and limited-sourced customized components and products, an abrupt reduction in customer demand could result in excess inventories of such components or products due to the nature of the volume purchasing agreements that we utilize to obtain cost reductions. If we or our contract manufacturers are unable to utilize such components or products in a timely manner, and are unable to sell such components or products due to their customized nature, the resulting negative impact on our liquidity and resulting increased inventory levels could have a material adverse effect on our business, results of operations and financial condition.

Many wireless infrastructure manufacturers have internal RF power amplifier production and/or design capabilities and if these manufacturers begin offering their own RF power amplifiers, demand for our products would be reduced and our business, results of operations and financial condition would be adversely affected.

Many of the leading wireless infrastructure equipment manufacturers internally design and/or manufacture their own RF power amplifiers. We believe that our existing customers continuously evaluate whether to manufacture their own RF power amplifiers or utilize contract manufacturers to produce their own internal designs. Certain of our customers regularly produce or design RF power amplifiers in an attempt to replace products manufactured by us. We believe that this practice will continue. In the event that our customers manufacture or design their own RF power amplifiers, such customers could reduce or eliminate their purchases of our products. We cannot guarantee that our current customers will continue to rely or expand their reliance on us as an external source of supply for their RF power amplifiers.

Wireless infrastructure equipment manufacturers with internal manufacturing capabilities could also sell RF power amplifiers externally to other manufacturers, thereby competing directly with us. For example, during the third quarter of 2001, Lucent announced that it had sold its internal power amplifier group to a new private entity called Celiant Corporation, which was subsequently acquired during the second quarter of 2002 by Andrew Corporation, a competitor of ours. Even if we are successful in selling our products to OEM customers, we believe that such customers will demand price and other concessions based on their ability to manufacture and/or design RF power amplifiers internally. If, for any reason, our major customers decide to produce their RF power amplifiers internally, increase the percentage of their internal production, require us to participate in joint venture manufacturing with them or compete directly against us, our business, results of operations and financial condition could be adversely affected.

The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development, rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. If we are unable to compete effectively, our business, results of operations and financial condition could be adversely affected.

Our products compete on the basis of the following characteristics:

•	performance;

•	functionality;

•	reliability;

•	pricing;

•	quality;

•	designs that can be efficiently manufactured in large volumes;

•	time-to-market delivery capabilities; and

•	compliance with industry standards.

While we believe that we currently compete favorably with respect to these characteristics, this may change in the future. If we fail to address our competitive challenges, there could be a material adverse effect on our business, results of operations and financial condition.

Our current competitors include Allen Telecom, Inc., Andrew Corporation, Fujitsu Limited, Hitachi Kokusai Electric Inc., Japan Radio Co., Ltd., Mitsubishi Electric Corporation and Remec, Inc., in addition to a number of privately held companies throughout the world, subsidiaries of certain multinational corporations and the internal RF power amplifier manufacturing operations and RF amplifier design groups of the leading wireless infrastructure manufacturers such as Ericsson, Motorola, Nokia, Nortel and Samsung. Some competitors have adopted aggressive pricing strategies in an attempt to gain market share, which has caused us to lower our prices in order to remain competitive. Such pricing actions have had an adverse effect on our financial condition and results of operations. In addition, some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do and have achieved greater name recognition for their products and technologies than we have. If we are unable to successfully increase our market penetration or our overall share of the RF power amplifier market, our business, results of operations and financial condition could be adversely affected.

Our future success depends largely upon the rate at which wireless infrastructure manufacturers incorporate our products into their systems. A substantial portion of the present worldwide production of RF power amplifiers is captive within the internal manufacturing operations of leading wireless infrastructure manufacturers such as Ericsson, Motorola, Nokia and Samsung. These companies regularly evaluate whether to manufacture their own RF power amplifiers, outsource their designs to contract suppliers, purchase from other third party suppliers or purchase from us. In addition, various companies could also compete directly with us by selling their RF power amplifiers to other manufacturers and operators, including our customers. If we are not successful in increasing the use of our products by the leading wireless infrastructure manufacturers, our business, results of operations and financial condition could be adversely affected.

Our failure to enhance our existing products or to develop and introduce new products that meet changing customer requirements and evolving technological standards could have a negative impact on our ability to sell our products.

To succeed, we must improve current products and develop and introduce new products that are competitive in terms of price, performance and quality. These products must adequately address the requirements of wireless infrastructure manufacturing customers and end-users.

To develop new products, we invest in the research and development of RF power amplifiers for wireless communications networks. We target our research and development efforts on major wireless network deployments worldwide, which cover a broad range of frequency and transmission protocols. In addition, we are currently working on products for new generation networks, as well as development projects for products requested by our customers. In spite of our efforts, the deployment of a wireless network may be delayed which could result in the failure of a particular research or development effort to generate a revenue producing product. Additionally, the new products we develop may not achieve market acceptance or may not be able to be manufactured cost effectively in sufficient volumes. As such, we cannot guarantee the success of our research and development efforts.

We also continue to improve our existing cellular, PCS and 3G lines of RF power amplifier products. Any delays in the shipment of these products may cause customer dissatisfaction and result in a delay or loss of product revenues. In addition, it is possible that a significant number of development projects will not result in manufacturable new products or product improvements. If we fail to develop new products or improve existing products in a timely manner, there could be a material adverse effect on our business, results of operations and financial condition.

We may fail to develop products that are sufficiently manufacturable or are of adequate quality and reliability, which could negatively impact our ability to sell our products.

Manufacturing our products is a complex process that requires significant time and expertise to meet customers’ specifications. Successful manufacturing is substantially dependent upon the ability to tune these products to meet specifications in an efficient manner. In this regard, we depend on our staff of trained technicians and those of our contract manufacturers. If we cannot design our products to minimize the manual tuning process, if we or our contract manufacturers are unable to attract additional trained technicians, if we or our contract manufacturers lose a number of trained technicians, or if we or our contract manufacturers cannot train or maintain an adequate number of trained technicians, our business, results of operations and financial condition could be adversely affected.

While we believe that our overall relationships with our customers are good and that they consider our products to be of good quality, we have had quality problems with our products in the past and may have similar problems in the future. We have replaced components in some products in accordance with our product warranties. We also believe that our customers will demand that our products meet increasingly stringent performance and reliability standards. However, we cannot provide any assurance that our product designs will remain successful or that they will keep pace with technological developments, evolving industry standards and new communications protocols. In addition, we may fail to adequately improve product quality and meet the quality standards of our customers or our contract manufacturers may fail to achieve the quality standards of our customers. Design problems could also damage relationships with existing and prospective customers and could limit our ability to market our products to large wireless infrastructure manufacturers, many of which build their own, high quality RF power amplifiers and have stringent quality control standards.

If we are unable to hire and retain highly qualified technical and managerial personnel, we may not be able to sustain or grow our business.

Competition for personnel, particularly qualified engineers, is intense, and the loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our business, results of operations and financial condition. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to Powerwave or the failure to achieve our intellectual property objectives may also have a material adverse effect on our business, results of operations and financial condition.

We believe that our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. Our employees are employed on an at-will basis and do not have non-compete agreements. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors. While we believe that we have adequately protected our proprietary technology and that we have taken all legal measures to safeguard it, we will continue to pursue all legal measures available to prohibit the unauthorized use of our proprietary technology. In spite of our efforts, the use of our proprietary technology and processes by a competitor could have a material adverse effect on our business, results of operations and financial condition.

There are many risks associated with international operations, including the following:

•	compliance with multiple and potentially conflicting regulations, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;

•	potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports;

•	differences in intellectual property protections;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable collection cycles;

•	currency fluctuations;

•	terrorists attacks on American companies;

•	economic instability, including inflation and interest rate fluctuations, such as those previously seen in South Korea and Brazil;

•	competition for foreign based suppliers;

•	overlapping or differing tax structures;

•	cultural and language differences; and

•	political or civil turmoil.

For the second fiscal quarter of 2003 and all of fiscal years 2002, 2001 and 2000, international revenues (excluding North American sales) accounted for approximately 57%, 33%, 41% and 21% of our net sales, respectively. We currently expect that international revenues will continue to account for a significant percentage of our revenues in the foreseeable future.

We have traditionally invoiced most of our international sales in U.S. Dollars. Accordingly, we do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, we are increasingly being paid in foreign currencies and, therefore, have become exposed to possible losses from foreign currency transactions. In December 2001, we acquired Toracomm Limited, a company located in Bristol, United Kingdom. Due to this acquisition, we incur foreign currency expenses that expose us to additional foreign currency transactions, and the resulting gains and losses from such transactions are included in our operating results. In October 2002, we announced the initial start-up of contract manufacturing in China. Our operations within China also expose us to foreign exchange and currency risk, as well as political risk, with respect to the products produced and sold in China.

Since we sell our products in many countries, the price of our products in those countries rises and our sales into those countries may fall when the U.S. Dollar strengthens and becomes more expensive relative to the local currency of our foreign customers, as demonstrated by our experience in South Korea during 1998. In addition, as we sell our products into foreign countries, our products can become subject to tariffs and import duties which raise the overall price of our products such that our products may no longer be price competitive with those from locally based suppliers. If any of the above risks actually occur, our business, results of operations and financial condition could be adversely affected.

There are significant risks in expanding our manufacturing operations in Asia.

As part of our strategy, we are shifting a portion of our manufacturing operations to China, Singapore and Thailand to reduce our production costs. This will subject a greater portion of our operations to the risks of doing business in China, Singapore and Thailand. The Chinese legal system is relatively new and lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in developed economies and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese and Thai legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage.

Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments for the past two decades, there can be no assurance that the Chinese government will not change its current policies in the future, making continued business operations in China difficult or unprofitable. Utilizing contract manufacturers and suppliers throughout the Asia region exposes our operations to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States. If we are unable to protect our rights while operating within Asia, there may be a negative impact on our business, results of operations and financial condition.

Our ability to compete effectively and manage future growth depends on our ability to:

•	effectively transition a majority of our production to outsourced contract manufacturers;

•	manage production and inventory levels, including those of our contract manufacturers, to meet product demand and new product introductions;

•	reduce product costs;

•	manage and improve production quality;

•	manage and improve the performance of our suppliers and contract manufacturers while reducing our cost of materials;

•	efficiently manage and satisfy our service and warranty obligations, including latent defect extended warranty obligations;

•	expand both the range of customers and the geographic scope of our customer base;

•	effectively manage, develop and retain our technical and managerial workforce; and

•	improve financial and management controls, reporting systems and procedures.

If we are unable to effectively manage growth, our business, results of operations and financial condition could be adversely affected.

The sales cycle associated with our products is typically lengthy, often lasting from nine to eighteen months, which could cause delays in forecasted sales and cause us to incur substantial expenses before we earn the associated revenues.

Our customers normally conduct significant technical evaluations of our products and our competitors’ products before making purchase commitments. Our OEM customers typically require extensive technical qualification of our products before they are integrated into any of the OEM’s products. This qualification process involves a significant investment of time and resources from the OEMs and us in order to ensure that our product designs are fully qualified to perform with each OEM’s equipment. Individual wireless network operators can also subject our products to field and evaluation trials, which can last anywhere from one to nine months, before making a purchase. The qualification and evaluation process, as well as customer field trials, may delay the shipment of sales forecasted for a specific customer for a particular quarter and our operating results for the quarter could be negatively impacted.

Protection of our intellectual property is limited and we are at risk of third-party claims of infringement that could harm our competitive position.

We rely upon trade secrets and patents to protect our intellectual property. We execute confidentiality and non-disclosure agreements with certain employees and our suppliers, as well as limit access to and distribution of our proprietary information. We have an on-going program to identify and file applications for both U.S. and international patents for various aspects of our technology. We have been granted a total of 27 U.S. patents and 2 foreign patents, and we have filed applications for over 25 additional U.S. patents and over 50 additional foreign patents. All of these efforts, along with the knowledge and experience of our management and technical personnel, strengthen our ability to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that our pending patent applications will issue or that a third party will not violate, or attempt to invalidate, our intellectual property rights, possibly forcing us to expend substantial legal fees.

Certain of our customers and other wireless communications infrastructure equipment manufacturers may decide to protect their intellectual property by deciding not to purchase RF power amplifiers from external sources. The appearance of a close working relationship with a particular customer may adversely affect our ability to establish or maintain a relationship with, or sell products to, competitors of that particular customer. The failure of our major customers to purchase products from us due to our relationship with other customers could have a material adverse effect on our business, results of operations and financial condition.

We do not have non-compete agreements with our employees who are employed on an at-will basis. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors. While we believe that we have adequately protected our proprietary technology and that we have taken all legal measures to safeguard it, we may not be successful in prohibiting the unauthorized use of our proprietary technology or the use of our processes by a competitor. Any such unauthorized use of our proprietary technology or processes could have a material adverse effect on our business, results of operations and financial condition.

Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that we, along with other companies in our industry, may face more frequent infringement claims. Such claims, whether or not valid, could result in substantial costs and diversion of our resources. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

Actual or alleged defects in our products may create liability to those claiming injury.

Any of the following could have a material adverse effect on our business, results of operations and financial condition:

•	a determination or allegation that systems or devices relying on or incorporating our products create a health risk, causing us to be named as a defendant, and, possibly held responsible for any liabilities, in a product liability lawsuit;

•	delays or prohibitions on the installation of wireless communications networks due to alleged health or environmental risks; and

•	our inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability lawsuits.

The communications industry is heavily regulated. We must obtain regulatory approvals to manufacture and sell our products, and our customers must obtain approvals to operate our products. Any failure or delay by us or any of our customers to obtain such approvals could negatively impact our ability to sell our products.

The FCC has adopted regulations that impose stringent RF emissions standards on the communications industry. These regulations may require that we alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals. We are also subject to regulatory requirements in international markets where prominent local competitors may have the ability to influence regulations in situations where we do not. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could negatively impact the market for our products. Deregulation of international communications industries, along with RF spectrum allocations made by the FCC, has increased the potential demand for our products. We cannot guarantee that the trend toward deregulation and current regulatory developments favorable to the promotion of new and expanded wireless services will continue or that other future regulatory changes will have a positive impact on us.

The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may continue to cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays could have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and such additional financing may not be available at favorable terms.

While we believe we have adequate working capital to meet our expected cash requirements for the immediate future, we may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

•	develop new products or services;

•	repay outstanding indebtedness; or

•	respond to unanticipated competitive pressures.

Our ability to secure additional financing or sources of funding is dependent upon numerous factors, including the current outlook of our business, our credit rating and the market price of our common stock, all of which are directly impacted by our ability to increase revenues and generate profits. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties and any significant decrease in our revenues or profitability could reduce our operating cash flows and erode our existing cash balances. No assurances can be given that we will be able to generate positive operating cash flows or maintain and/or grow our existing cash balances. If we are unable to secure additional financing or such financing is not available at acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In such case, our business, results of operations and financial condition could be adversely affected.

Future acquisitions or strategic alliances may present risks, and we may be unable to achieve the financial and strategic goals intended at the time of any acquisition or strategic alliance.

In the past, we have acquired and made investments in other companies, products and technologies and entered into strategic alliances with other companies. We continually evaluate these types of opportunities and in the future, we may acquire or invest in other companies, products or technologies, or we may enter into joint ventures, mergers or strategic alliances with other companies. Such transactions may subject us to numerous risks, including the following:

•	we may have difficulty assimilating the operations and personnel of the acquired company;

•	we may have difficulty effectively integrating the acquired technologies or products with our current products and technologies;

•	our ongoing business may be disrupted by transition and/or integration issues;

•	we may be unable to retain key technical and managerial personnel from the acquired company;

•	we may be unable to achieve the financial and strategic goals for the acquired and combined businesses;

•	we may have difficulty in maintaining controls, procedures and policies during the transition and integration process;

•	diversion of our management’s attention from other business concerns;

•	our relationships with existing suppliers or customers could be adversely affected;

•	our relationships with employees could be impaired;

•	our due diligence process may fail to identify significant issues, including issues with respect to product quality, product architecture, legal and financial contingencies, and product development; and

•	we may be required to sustain significant exit charges if products acquired in business combinations are unsuccessful.

If we are unable to effectively manage these risks, our business, results of operations and financial condition could be adversely affected.

Insurance costs continue to rise and coverages are becoming increasingly restrictive due to worldwide terrorist activity and accounting irregularities. It is becoming progressively difficult to secure adequate policy limits to manage risk in a cost effective manner.

We purchase insurance to cover a wide variety of potential risks and liabilities. In the current worldwide insurance market, premiums are rising rapidly while coverage is becoming increasingly restrictive. Our total cost of insurance increased by more than 44% during fiscal 2002 and is expected to potentially double again in fiscal

2003. It is also possible that certain coverages may no longer be available or may only be available at prices that are prohibitively expensive. If we are unable to maintain our insurance coverages at their historical levels and at a reasonable cost, or if we are forced to bear an increased portion of the risks that we have traditionally insured, our results of operations and financial condition could be adversely affected due to increased insurance costs and potential losses arising from reduced coverages.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruptions by man made problems such as computer viruses or terrorism.

Our corporate headquarters and our in-house manufacturing facilities, as well as the majority of our research and development operations, are located in the State of California in regions known for seismic activity. In addition, we are in the process of outsourcing our manufacturing to Celestica, which has a plant located in China, another region known for seismic activity. A significant natural disaster, such as an earthquake in either of these regions, could have a material adverse effect on our business, operating results and financial condition. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, results of operations and financial condition. The terrorist attacks in New York and Washington D.C. on September 11, 2001 disrupted commerce throughout the world and intensified the uncertainty of the U.S. and other economies. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to these economies and create further uncertainties. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, results of operations and financial condition could be adversely affected.

Our major facilities are located in the State of California which has previously experienced an electricity shortage, and we are not able to guarantee that we, or any of our suppliers located in California, will not experience any significant interruptions in electrical service to our or their facilities in the future.

The two largest investor-owned electric utility companies in California, Pacific Gas & Electric and Southern California Edison, have experienced electricity generation shortages due to the collapse of California’s deregulation strategy. Pacific Gas & Electric previously declared voluntary bankruptcy in order to restructure its outstanding obligations. The prior inability of these companies to purchase electricity resulted in rolling blackouts in certain parts of the state. Our Southern California operation is wholly-dependent on Southern California Edison and our Northern California engineering center is wholly-dependent upon Pacific Gas & Electric. As of August 1, 2003, we had not experienced any significant interruptions in electrical service to our facilities. However, we currently do not have backup power generators or alternate sources of power to support our needs in the event of a blackout, and our current insurance does not provide coverage for any damages that our customers or we may suffer as a result of interruptions of power supply. The loss of electrical service would cause a temporary shutdown of our operations resulting in lost production and may require us to recalibrate our production equipment, resulting in potentially significant unanticipated costs. In addition, many of our suppliers are located in California and could be similarly affected. Frequent and continuing shutdowns of our operations and those of our suppliers could cause us to be unable to manufacture the products required by our customers in a timely manner. Shipments to our customers could be delayed, resulting in the delay or loss of product revenues. Such delay or loss of product revenues could have an adverse effect on our business, results of operations and financial condition.

Furthermore, the deregulation of the energy industry instituted in 1996 by the California government has caused power prices to increase. We have incurred significant increases in our electricity costs that are negatively impacting our results of operations. If wholesale prices continue to increase and these increases are passed on to end users, the operating expenses associated with our facilities will increase, which could further adversely affect our results of operations.

As we proceed with outsourcing more of our production to contract manufacturers located outside of California, we expect that our risk of power failures will diminish. However, it is possible that our contract manufacturers could be subjected to power shortages due to other unanticipated reasons. Any such shortage could have an adverse impact on our business and results of operations.

We are at risk of litigation, which could result in substantial costs to us and adversely affect our operations.

We are not currently party to any legal proceedings or threatened proceedings, the adverse outcome of which, individually or in the aggregate, we believe would have a material adverse effect on our business, results of operations and financial condition. However, any potential litigation, regardless of its merits, could result in substantial costs to us and divert our attention from our operations. Such diversion could have a material adverse effect on our business, results of operations and financial condition.

Changes in laws, regulations and financial accounting standards may affect our reported results of operations.

The recently enacted Sarbanes-Oxley Act of 2002 and related regulations may result in changes in accounting standards or accepted practices within our industry and could add significant new costs to being a public company. New pronouncements and varying interpretations of pronouncements have occurred in the past and are likely to occur in the future as a result of recent Congressional and regulatory actions. New laws, regulations, and accounting standards, as well as potential changes to currently accepted accounting practices in the technology industry, including the expensing of stock options, could adversely affect our reported financial results and negatively impact our stock price. Additional unanticipated expenses incurred to comply with new requirements could also negatively impact our results of operations.

Risks Related to the Notes

The Notes are subordinated to all of our existing and future senior debt and all the obligations of our subsidiaries.

The Notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the Notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding Notes. In addition, we will not make any payments on the Notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

The Notes are also effectively subordinated to all indebtedness and liabilities, including trade payables, of our subsidiaries. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture dated as of July 18, 2003, under which the Notes were issued. As of June 29, 2003, we had $600,000 of senior indebtedness outstanding, which consists entirely of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies, to which the Notes are subordinated. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the Notes could be adversely affected. We anticipate that from time to time we will incur additional indebtedness and other liabilities including senior indebtedness, and that from time to time, our subsidiaries will incur additional indebtedness and other liabilities.

We are not required by the indenture to comply with financial covenants.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

We may be unable to meet the requirements under the indenture to purchase your Notes upon a change in control.

Upon a change in control, as defined in the indenture governing the Notes, you may require us to purchase all or a portion of your Notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered Notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or purchase of the Notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the Notes, we could seek the consent of our lenders to purchase the Notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the Notes. Our failure to purchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the Notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The Notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the Notes will be rated. However, if one or more rating agencies rate the Notes and assign the Notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the Notes and our common stock would be harmed.

We expect that the trading value of the Notes will be significantly affected by the price of our common stock and other factors.

The market price of the Notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities. In addition, the liquidity and market price may be materially adversely affected by:

•	changes in the overall market for convertible subordinated securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes; and

•	prevailing interest rates.

Because there is no current market for the Notes, we cannot assure you than an active trading market will develop.

There is no established trading market for the Notes. Although the Notes sold to qualified institutional buyers under Rule 144A are eligible for trading in The PORTALSM Market, the Notes resold pursuant to this prospectus will no longer trade in The PORTALSM Market. As a result, there may be a limited market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the Notes, following their registration, will develop or be sustained. If an active trading market for the Notes fails to develop or be sustained, the trading price of the Notes could fall. Moreover, the Notes could trade at prices that may be lower than their initial offering price. In addition, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

Risks Related to Our Common Stock

Our common stock price has been, and may continue to be, volatile and our stockholders may not be able to resell shares of our stock at or above the price paid for such shares.

The price for shares of our common stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our common stock unsuitable for many investors. For example, for the year ended December 31, 2002, the price of our common stock ranged from a closing high of $20.10 to a closing low of $2.75. The stock market has also experienced significant price and volume fluctuations from time to time. The fluctuations in the stock market are often unrelated to the operating performance of particular companies, and the market prices for securities of technology companies have been especially volatile. These broad market fluctuations may negatively impact the market price of shares of our common stock. The price of our common stock may also be influenced by:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	reductions in demand or expectations of future demand by our customers;

•	delays or postponement of wireless infrastructure deployments, including new 3G deployments;

•	changes in the political or economic outlook of the markets into which we sell our products;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers;

•	the timing and announcements of technological innovations or new products by us or our competitors;

•	sales or purchases of our common stock in the marketplace;

•	developments in patents or other intellectual property rights;

•	developments in our relationships with customers and suppliers;

•	an outbreak or escalation of hostilities, diseases, or natural disasters;

•	acquisition or merger activity and the success in implementing such acquisitions or other business combinations;

•	changes in the wireless communications industry; and

•	general market conditions.

Based on the above, we expect that our stock price will continue to be volatile. Therefore, we cannot guarantee that our investors will be able to resell their Powerwave shares at or above their acquisition price.

Future sales of our common stock could adversely affect our common stock price.

If all of the Notes are converted into shares of common stock at the conversion price of $10.49, approximately 12,392,757 shares of common stock would be issuable.

As of July 31, 2003, an aggregate of 8,985,571 shares of our common stock were issuable upon exercise of outstanding stock options under our stock option plans, and an additional 2,131,331 shares of our common stock were reserved for the issuance of additional options and shares under these plans.

Future sales of our common stock and instruments convertible or exchangeable into our common stock and transactions involving equity derivatives relating to our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock. This could, in turn, have an adverse effect on the trading price of the Notes resulting from, among other things, a delay in the ability of holders to convert their Notes into our common stock. This may also make it more difficult for us to sell equity securities in the future at a time and a price that we deem appropriate.

Our rights plan and charter documents could make it more difficult for a third party to acquire us.

Our stockholder rights plan and provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The stockholder rights plan and such provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

USE OF PROCEEDS

All of the Notes and the shares of common stock issuable upon conversion of the Notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the Notes or the shares of our common stock issuable upon conversion of the Notes by the selling securityholders.

RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Three Months Ended
	December 29, 2002	December 30, 2001	December 31, 2000	January 2, 2000	January 3, 1999	March 30, 2003
Ratios of earnings to fixed charges	8.9x	—	64.9x	17.8x	—	—

For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $4,671,000 for the fiscal year ended January 3, 1999, $32,050,000 for the fiscal year ended December 30, 2001 and $16,513,000 for the three months ended March 30, 2003.

DIVIDEND POLICY

We have never declared or paid a cash dividend. We intend to retain any earnings to fund future growth and the operation of our business and, accordingly, do not anticipate paying any cash dividends in the foreseeable future. We may enter into financing agreements containing restrictive covenants that impose limitations on the payment of dividends.

DESCRIPTION OF THE NOTES

The Notes were issued under an indenture dated as of July 18, 2003 between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee. The following description is only a summary of the material provisions of the Notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption “Incorporation by Reference.” The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our” and “Powerwave” include only Powerwave Technologies, Inc. and not its subsidiaries.

General

We issued the Notes in an aggregate principal amount limited to $130,000,000. The Notes are our general unsecured obligations and are subordinate in right of payment as described under “—Subordination of Notes.” The Notes will mature on July 15, 2008.

We may redeem the Notes at our option at any time on or after July 22, 2007, in whole or in part, if the last reported sale price of our common stock is at least 130% of the then-effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice as described under “—Optional Redemption of the Notes.” If we experience a change in control, you will have the right to require us to repurchase your Notes as described under “—Right to Require Purchase of Notes upon a Change in Control.” The Notes are convertible into shares of our common stock as described under “—Conversion Rights.”

Interest on the Notes accrues at the rate per annum shown on the cover page of this prospectus and is payable semiannually in arrears on July 15 and January 15 of each year, commencing on January 15, 2004. Interest on the Notes accrues from July 18, 2003, or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding June 30 and December 31, whether or not this day is a business day. Interest payable upon redemption will be paid to the person to whom principal is payable. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest on, the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. However, a holder of Notes with an aggregate principal amount in excess of $1,000,000 will be paid by wire transfer in immediately available funds. Except under the limited circumstances described below, the Notes are issued only in fully registered book-entry form, without coupons, and are represented by one or more global securities. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Purchase of Notes upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction.

Conversion Rights

A holder may at any time prior to the close of business on the maturity date convert any outstanding Notes into shares of our common stock at an initial conversion price per share of $10.49. This represents a conversion rate of approximately 95.3289 shares per $1,000 principal amount of the Notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert Notes only in denominations of $1,000 and multiples of $1,000.

If we elect to:

•	distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

•	distribute to all holders of shares of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a Note otherwise participates in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its Notes into shares of our common stock will be changed into a right to convert such Notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such Notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its Notes as described under “—Right to Require Purchase of Notes upon a Change in Control.”

If a holder of a Note has delivered notice of its election to have such Note repurchased at the option of such holder or as a result of a change in control, such Note may be converted only if the notice of election is withdrawn as described under “—Right to Require Purchase of Notes upon a Change in Control.”

We will adjust the conversion price if (without duplication):

(1)	we issue to all holders of shares of our common stock other capital stock as a dividend or distribution on our common stock;

(2)	we subdivide, combine or reclassify our common stock;

(3)	we issue to all holders of our common stock or our preferred stock, rights, warrants or options entitling them to subscribe for or purchase shares of our common stock at less than the then current market price;

(4)	we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, property, rights, warrants or options, excluding:

•	those rights, warrants or options referred to in clause (3) above;

•	any dividend or distribution paid exclusively in cash not referred to below; and

•	any dividend or distribution referred to in clause (1) above;

(5)	we declare a cash dividend or distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or distribution, the conversion price shall be decreased to equal the number determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price — Dividend Adjustment Amount) / Pre-Dividend Sale Price

provided that no adjustment to the conversion price or the ability of a holder of a Note to convert will be made if we provide that holders of Notes will participate in the cash dividend or distribution without conversion; provided further that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount) then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of Notes shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted such Notes on the record date for such cash dividend or distribution. “Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than Powerwave or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Powerwave’s board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of Powerwave common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause Powerwave to engage in a consolidation or merger of Powerwave or a sale of all or substantially all of Powerwave’s assets.

If the rights provided for in our Rights Agreement dated June 1, 2001, as amended, between Powerwave and U.S. Stock Transfer Corporation have separated from our common stock in accordance with the provisions of the Rights Agreement so that the holders of the Notes would not be entitled to receive any rights in respect of our common stock issuable upon conversion of the Notes, the conversion price will be adjusted as provided in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our Rights Agreement to provide that upon conversion of the Notes the holders will receive, in addition to our common stock issuable upon such conversion, the rights which would have attached to such shares of our common stock if the rights had not become separated from our common stock under our Rights Agreement. See “Description of Capital Stock—Stockholder Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the Notes into our common stock, you will receive, in addition to our common stock, the rights under the future rights plan whether or not the rights have separated from our common stock at the time of conversion and no adjustment to the conversion price will be made in accordance with clause (4) above.

No adjustment to the conversion price or the ability of a holder of a Note to convert will be made if we provide that holders of Notes will participate in the transaction without conversion or in certain other cases. The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the closing sale price of our common stock on the date of conversion.

Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the Notes.

We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of Powerwave. Any such determination by our board of directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Subordination of Notes

The payment of the principal of, premium, if any, and interest on the Notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness and effectively subordinated to all indebtedness and liabilities of our subsidiaries. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the Notes. If the Notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the Note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the Notes is accelerated because of an event of default under the indenture.

We may not make any payment on the Notes or purchase or otherwise acquire the Notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or another person permitted to give such notice under the indenture.

We are required to resume payments on the Notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of Notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the Notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of June 29, 2003, we had approximately $600,000 of senior indebtedness outstanding, which consists entirely of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies, to which the Notes are subordinated.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the Note holders.

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“Indebtedness” means:

(1)    all of our indebtedness, obligations and other liabilities, contingent or otherwise (A) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Powerwave or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)    all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)    all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)    all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)    all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)    all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7)    any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Powerwave whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Powerwave, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1)    indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the Notes or expressly provides that such indebtedness is on the same basis or junior to the Notes; and

(2)    any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption of the Notes

Prior to July 22, 2007, we cannot redeem the Notes at our option. Beginning on July 22, 2007, we may redeem the Notes, in whole or in part, if the last reported sale price of our common stock is at least 130% of the then-effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice, for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption. We will give not less than 20 days’ nor more than 60 days’ notice of redemption by mail to holders of the Notes. If we opt to redeem less than all of the Notes at any time, the trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

Mandatory Redemption

Except as set forth under “—Right to Require Purchase of Notes upon a Change in Control,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

Right to Require Purchase of Notes upon a Change in Control

If a change in control (as defined below) occurs, each holder of Notes may require that we repurchase the holder’s Notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of the change in control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to but not including the date of repurchase.

“Change in control” means the occurrence of one or more of the following events:

•	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a “Group”);

•	the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•	any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of, or any successor to, all or substantially all of our assets; or

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of “change in control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who

•	was a member of such board of directors on the date of the original issuance of the Notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

On or before the 30th day after the change in control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the change offer in control, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the Notes; and

•	the procedures which a holder of Notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of Notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes—We may be unable to meet the requirements under the indenture to purchase your Notes upon a change in control.”

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change of control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all Notes properly tendered and not withdrawn under the change in control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the Notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the Notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Powerwave under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the Notes.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest on, any Note;

•	reduce the principal amount of, or the rate of interest on, any Note;

•	change the currency in which the principal of any Note or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

•	adversely affect the right provided in the indenture to convert any Note;

•	modify the provisions of the indenture relating to our requirement to repurchase Notes upon a change in control in a manner adverse to the holders of the Notes;

•	modify our rights to redeem the Notes in a manner adverse to the holders;

•	modify the subordination provisions in a manner adverse to the holders;

•	reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

•	waive a default in the payment of principal of, or interest on, any Note.

The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

•	waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest on any Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the Notes;

•	to make any change that does not adversely affect the rights of any holder of the Notes;

•	to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

•	to complete or make provision for certain other matters contemplated by the indenture.

Events of Default

Each of the following is an “event of default”:

(1)	a default in the payment of any interest upon any of the Notes when due and payable, which continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2)	a default in the payment of the principal of the Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure to pay when due the principal of indebtedness for money borrowed by us or our subsidiaries in excess of $25 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes;

(4)	a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

(5)	events of bankruptcy, insolvency or reorganization involving Powerwave.

If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued and unpaid interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued and unpaid interest on the outstanding Notes will automatically become immediately due and payable.

Within 90 days following a default, the trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or the right to convert a Note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the Notes unless the conditions provided in the indenture have been satisfied, including:

•	holders of at least 25% in principal amount of the outstanding Notes have requested the trustee to pursue the remedy; and

•	holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry System

The Notes are currently issued in the form of global securities held in book-entry form. DTC or its  nominee will be the sole registered holder of the Notes for all purposes under the indenture. Owners of beneficial interests in the Notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The Notes, represented by one or more global securities, are exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

On July 18, 2003, we entered into a registration rights agreement with the initial purchaser of the Notes for the benefit of the holders of the Notes and the shares of our common stock issuable on conversion of the Notes. The registration rights agreement was filed as an exhibit to the registration statement of which this prospectus is a part. Under this agreement, we will at our cost:

•	on or prior to the 90th day after the first date of original issuance of the Notes, file a shelf registration statement with the SEC covering resales of the Notes and the shares of our common stock issuable on conversion of the Notes;

•	use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the Notes; and

•	use all reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of:

•	the sale pursuant to the shelf registration statement of all of the Notes and any shares of our common stock issued upon conversion of the Notes; and

•	the expiration of the holding period applicable to the Notes and the shares of our common stock issuable upon conversion of the Notes held by non-affiliates of Powerwave under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

We have the right to suspend use of this prospectus during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If the shelf registration statement is not declared effective on or prior to the 180th day after original issuance of the Notes or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of our common stock issued on conversion of the Notes equal to (i) in respect of each $1,000 principal amount of Notes, at a rate per annum equal to 0.5% of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of common stock issued upon conversion of Notes, at a rate per annum equal to 0.5% of the principal amount of Notes that would then be convertible into such shares, plus accrued interest to the date of determination. So long as the failure to file or become effective or such unavailability continues, we will pay liquidated damages in cash on January 15 and July 15 of each year to the holder of record of the Notes or common stock issued in respect of the Notes on the immediately preceding December 31 or June 30, respectively. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash on the subsequent interest payment date.

A holder who elects to sell any securities pursuant to this prospectus:

•	will be required to be named as selling security holder;

•	will be required to deliver this prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

We refer to the Notes and the common stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under this prospectus. To be named as a selling securityholder in this prospectus when it first becomes effective, holders must complete and deliver the questionnaire before the effectiveness of the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or a supplement to this prospectus, to permit the holder to deliver the prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 135,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

As of July 31, 2003, there were 63,060,068 shares of common stock outstanding held by approximately 121 holders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

Upon a liquidation of the company, our creditors will be paid before any distribution to holders of our common stock. Subject to rights of any shares of preferred stock then outstanding, the holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our amended and restated certificate of incorporation empowers the board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

Stockholder Rights Plan

On May 31, 2001, our board of directors adopted a stockholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. The description and terms of these rights are set forth in a Rights Agreement, dated June 1, 2001, as amended, between Powerwave and U.S. Stock Transfer Corporation, as rights agent. The rights trade with, and are inseparable from, the common stock. Each right will allow its holder to purchase from us one one-hundredth of a share of new Series A junior participating preferred stock for $115.00 once the rights become exercisable.

The rights will not be exercisable until:

•	10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of common stock (excluding specified existing stockholders holding more than 15% of the outstanding common stock); or

•	if earlier, 10 business days (or a later date determined by the board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised. The board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $115.00 per share, purchase shares of common stock with a market value of $230.00, based on the market price of the common stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of rights except the acquiring person may, for $115.00, purchase shares of the acquiring corporation with a market value of $230.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of common stock;

•	will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A junior participating preferred stock or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a share of Series A junior participating preferred stock should approximate the value of one share of common stock.

The board of directors may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we effect a stock split or stock dividend of common stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of common stock, the board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations relevant to holders of the Notes and common stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding Notes or common stock.

This discussion does not purport to deal with all aspects of U.S. federal taxation that relate to the purchase, ownership and disposition of the Notes and the common stock into which the Notes may be converted. Additionally, this discussion does not purport to address all U.S. federal tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, including without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold the Notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the Notes under the constructive sale provisions of the Code.

This discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the Notes and common stock into which the Notes may be converted. In addition, this discussion is limited to initial purchasers of Notes who acquire the Notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the Notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the Notes as indebtedness for federal income tax purposes.

ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a Note or common stock that for United States federal income tax purposes is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation formed under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the Notes or common stock into which the Notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the Notes or common stock into which the Notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the Notes and the common stock into which the Notes may be converted.

Interest

Stated interest on the Notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. If the amount or timing of any additional payments on a Note is contingent, the Note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the Note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a Note before the resolution of the contingencies. In certain circumstances, holders of our Notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Description of the Notes.” We intend to take the position for U.S. federal income tax purposes that any payments of the aforementioned potential additional payments should be taxable to you as ordinary interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the Notes, the possibility that such potential additional payments will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on a holder unless the holder explicitly discloses to the IRS that it is taking a different position on its tax return for the year during which such holder acquires the Note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the Notes and our deduction with respect to the potential additional payments.

If we fail to timely register the Notes for sale to the public, you should consult your tax advisor concerning the appropriate tax treatment of the noted additional payments on the Notes.

Conversion of Notes Into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the Note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted Notes were held prior to conversion.

The conversion price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution includable in such holders’ income in the manner described under “The Common

Stock” below (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of Notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable in the manner described under “The Common Stock” below (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the Notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note should be capital gain or loss and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than 12 months at the time of the sale or exchange. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Capital gain that is not long-term capital gain is taxed at ordinary income rates. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such holder less any principal payments received by such holder. The deductibility of capital losses is subject to certain limitations.

The Common Stock

Distributions, if any, paid on the common stock generally will be included in a holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, under recently enacted legislation, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of such holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations.

Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

A U.S. Holder of Notes or common stock may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the Notes or common stock to or through a broker and, under certain circumstances, principal payments on the

Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding, or (iv) if the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

We will report to the U.S. Holders of Notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. A “Non-U.S. Holder” is any holder of a Note or common stock other than a U.S. Holder or a foreign or domestic partnership.

For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally, interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a Note must provide a properly executed Form W-8BEN (or appropriate substitute form) prior to payment of interest.

The gross amount of payments of interest to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a Note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on the conversion of Notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of Notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above. A Non-U.S. Holder could be subject to U.S. federal income tax, however, on any additional payment received as a result of non-compliance with our obligations under the registration rights agreement. We may withhold tax from any such payment. If we were to withhold tax and the payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder would be entitled to a refund of the tax withheld.

Sales, Exchange or Redemption of Notes or Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with a holder’s U.S. trade or business, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note or common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

Generally, information reporting and backup withholding of United States federal income tax may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

The payment of the proceeds from the disposition of the Notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S.- related person will generally not be subject to backup withholding. However, such payments will be subject to information reporting, but not backup withholding, if such broker is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business, or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

Such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

The Notes were originally issued by us and sold to the initial purchaser in a private placement on July 18, 2003. The initial purchaser resold the Notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock into which the Notes are convertible.

The following table sets forth certain information with respect to the selling securityholders and the principal amounts of Notes and number of shares of common stock beneficially owned by each of them that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the selling securityholders in such questionnaires. The selling securityholders may offer all or some portion of the Notes or common stock into which the Notes are convertible, therefore no estimate can be given as to the amount of the Notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements under the Securities Act. As of July 31, 2003, we had $130,000,000 in principal amount of Notes and 63,060,068 shares of common stock outstanding.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering (1)(2)	Common Stock Owned After Completion of the Offering
Morgan Stanley Convertible Securities Trust	$1,000,000	*	95,329	—
BTOP Growth vs Value	$500,000	*	47,664	—

*	Less than 1%
(1)	Includes shares of common stock issuable upon conversion of the Notes.
(2)	Assumes a conversion rate of 95.3289 shares per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the Notes and the shares of common stock issuable upon conversion of the Notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the Notes or common stock issuable upon conversion of the Notes will be the purchase price of the Notes or common stock issuable upon conversion of the Notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of Notes or common stock to be made directly or through agents.

The Notes and the common stock issuable upon conversion of the Notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Notes and the common stock issuable upon conversion of the Notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the Notes and the common stock issuable upon conversion of the Notes may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Notes and the common stock issuable upon the conversion of the Notes by selling securityholders and any discounts, commission or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus deliver requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the Notes and the common stock issuable upon conversion of the Notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The Notes and the common stock issuable upon conversion of the Notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes and common stock issuable upon conversion of the Notes may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sale of the Notes and the common stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of Notes or the common stock issuable upon conversion of the Notes in the course of hedging their positions. The selling securityholders may also sell the Notes and common stock issuable upon conversion of the Notes short and deliver Notes and the common stock issuable upon conversion of the Notes to close out short positions, or loan or pledge Notes or the common stock issuable upon conversion of the Notes to broker-dealers that in turn may sell the Notes and the common stock issuable upon conversion of the Notes.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the common stock issuable upon conversion of the Notes by the selling securityholders.

Our common stock trades on the Nasdaq National Market under the symbol “PWAV.” We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the Notes. See “Risk Factors—Risks Related to the Notes—Because there is no current market for the Notes, we cannot assure you that an active trading market will develop.”

There can be no assurance that any selling securityholder will sell any or all of the Notes or the common stock issuable upon conversion of the Notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Notes and the common stock issuable upon conversion of the Notes by other means not described in this prospectus. In addition, any Note or common stock issuable upon conversion of the Notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Notes and the common stock issuable upon conversion of the Notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock issuable upon conversion of the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of Notes or the common stock issuable upon conversion of the Notes will be subject to the Exchange Act. The Exchange Act rules include, without limitations Regulation M, which may limit the timing of purchases and sales of any of the Notes and the common stock issuable upon conversion of the Notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Notes and the common stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the common stock issuable upon conversion of the Notes.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and common stock issuable upon conversion of the Notes to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the Notes and the shares of common stock issuable upon conversion of the Notes offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2002, filed with the SEC on February 24, 2003, as amended on Form 10-K/A filed with the SEC on April 4, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 30, 2003 filed with the SEC on May 7, 2003;

•	our Current Report on Form 8-K filed with the SEC on June 16, 2003;

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on October 9, 1996;

•	our Current Report on Form 8-K filed with the SEC on July 14, 2003;

•	our Current Report on Form 8-K filed with the SEC on July 18, 2003;

•	our Current Report on Form 8-K filed with the SEC on July 22, 2003; and

•	our Current Report on Form 8-K filed with the SEC on July, 24, 2003.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Powerwave Technologies, Inc.

1801 E. St. Andrew Place, Santa Ana, California 92705

Attention: Investor Relations

Phone: (714) 466-1000; Fax: (714) 466-5801

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3, including amendments thereto, relating to the Notes and common stock issuable upon conversion of the Notes offered by this prospectus, with the SEC. This prospectus, which constitutes a part of this Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules which are part of this Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Powerwave, the Notes and the shares of common stock issuable upon conversion of the Notes offered hereby, reference is made to such Registration Statement, exhibits and schedules.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois and 233 Broadway, New York, New York. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s internet website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the Nasdaq National Market listing fee.

To be paid by Powerwave
SEC registration fee	$10,517
Legal fees and expenses	$100,000
Accounting fees and expenses	$50,000
Printing costs	$80,000
Trustee’s fees and expenses	$10,000
Total	$250,517

Item 15.    Indemnification of Directors and Officers

(a)    As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

(b)    The Registrant has entered into indemnification agreements with each of its directors and officers which provide for the indemnification of such persons against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q as filed with the Securities and Exchange Commission on August 15, 2000).

3.1.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A as filed with the Securities and Exchange Commission on June 4, 2001).

3.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

Exhibit Number	Description

4.1	Rights Agreement, dated as of June 1, 2001 between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A12G as filed with the Securities and Exchange Commission on June 4, 2001).

4.1.1	First Amendment to Rights Agreement, dated June 19, 2003, between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on July 10, 2003).

4.2	Indenture, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee.

4.3	Registration Rights Agreement, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Securities Inc.

4.4	Form of Global 1.25% Convertible Subordinated Note Due 2008 (included in Exhibit 4.2).

5.1	Opinion of Stradling Yocca Carlson & Rauth.

12.1	Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney (included in signature page to this Registration Statement).

25.1	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.

Item 17.    Undertakings

(a)    Powerwave hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    Powerwave hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Powerwave’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    (1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on the 31st day of July, 2003.

POWERWAVE TECHNOLOGIES, INC.

By:	/s/ BRUCE C. EDWARDS

Bruce C. Edwards President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Powerwave Technologies, Inc., do hereby constitute and appoint Bruce C. Edwards and Kevin T. Michaels, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce C. Edwards Bruce C. Edwards	President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2003

/s/ Kevin T. Michaels Kevin T. Michaels	Senior Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	July 31, 2003

/s/ John L. Clendenin John L. Clendenin	Chairman of the Board of Directors	July 31, 2003

/s/ Gregory M. Avis Gregory M. Avis	Director	July 31, 2003

/s/ Eugene L. Goda Eugene L. Goda	Director	July 31, 2003

/s/ David L. George David L. George	Director	July 31, 2003

S-1

Signature	Title	Date

/s/ Andrew Sukawaty Andrew Sukawaty	Director	July 31, 2003

/s/ Safi U. Qureshey Safi U. Qureshey	Director	July 31, 2003

/s/ Carl W. Neun Carl W. Neun	Director	July 31, 2003

/s/ Daniel A. Artusi Daniel A. Artusi	Director	July 31, 2003

S-2

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q as filed with the Securities and Exchange Commission on August 15, 2000).

3.1.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A as filed with the Securities and Exchange Commission on June 4, 2001).

3.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

4.1	Rights Agreement, dated as of June 1, 2001 between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A12G as filed with the Securities and Exchange Commission on June 4, 2001).

4.1.1	First Amendment to Rights Agreement, dated June 19, 2003, between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on July 10, 2003).

4.2	Indenture, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee.

4.3	Registration Rights Agreement, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Securities Inc.

4.4	Form of Global 1.25% Convertible Subordinated Note Due 2008 (included in Exhibit 4.2).

5.1	Opinion of Stradling Yocca Carlson & Rauth.

12.1	Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney (included in signature page to this Registration Statement).

25.1	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.